

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Korm Trieu
Chief Financial Officer & Corporate Secretary
ALMADEN MINERALS LTD
1333 Johnston Street, #210
Vancouver, British Columbia Canada V6H 3R9

> **Re: ALMADEN MINERALS LTD**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-32702**

Dear Korm Trieu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation